Filed by PrivateBancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Private Bancorp, Inc.
Commission File No.: 001-34066
Date: June 29, 2016

The following is an FAQ posted to the company’s intranet:

The PrivateBank-CIBC Announcement Frequently Asked Questions
Why are we doing this?
This transaction was compelling because of
1. Our shared client-first culture
2. A commitment to growth building on existing strengths
3. CIBC’s support for expanding existing strategy
4. The commitment to our existing leadership and team

Who is CIBC?
CIBC is one of Canada’s 5 largest banks with a strong client-focused culture. It has over 11 million clients and is delivering strong organic growth in its home market. CIBC is focused on expansion within North America making this a good long-term, strategic transaction for them.

Does Larry remain CEO?
On closing, Larry will remain President and CEO of The PrivateBank, will join CIBC’s Executive Committee reporting to CEO Victor Dodig, and will take on the role of Head of CIBC’s U.S. Region, which includes
 The PrivateBank, Atlantic Trust, and CIBC’s U.S. Corporate Banking Business.

Will our name change?	We will use the time between now and closing to work on the specifics.
Will my job change?	For most of us, no. We always seek enhancements to how we work and sometimes that results in changes to jobs. That would be true even if we weren’t making this announcement.
Will my reporting relationships change?	Nothing changes until the transaction closes and, after that, we expect reporting relationships to remain unchanged for most team members.
Will there be job eliminations?	There are no plans for significant headcount reductions as a result of this transaction. This is about giving us a stronger, deeper foundation from which to build our business.
What happens to my comp/benefits?
This transaction does not close until early 2017, or after open enrollment for 2017 benefits, so it is unlikely there will be any changes before the end of next year. CIBC shares our performance-based compensation philosophy and we will work together to ensure our programs continue to attract and retain the best people.

What do I tell my clients/vendors/others?
This transaction allows us to continue to execute or strategy while improving our capacity for future growth. It will take time for a complete integration so for now, it’s business as usual. Please see the intranet for additional talking points. As a reminder, all media calls should be directed to Amy Yuhn and any analyst/investor calls to Jeanette O’Loughlin.

How long do you expect the required approvals to take?
CIBC anticipates completing the transaction during the first calendar quarter of 2017, subject to satisfaction of customary closing conditions, including approval by our shareholders and receipt of regulatory approvals.

Will we close offices?	There are no plans to close any offices as a result of this transaction.
Will our headquarters change?	No. We will remain headquartered in Chicago.
How does this impact initiatives currently underway such as Project TOM or the consumer loan system implementation?
This announcement does not change those projects or any of our major initiatives in any way. This is all work we believe is important for our company. If anything, the significance of these projects is heightened as we expect future growth opportunities as a result of this transaction.

Would an acquisition have accomplished the same objectives?
This transaction allows us to continue to build our business and execute our strategy from a deeper and stronger foundation. While there are many benefits to an acquisition strategy, those transactions often come with significant redundancy, business units that are not a strategic fit and the risk of greater disruption for clients and team members.

I came to The PrivateBank/my clients came to The PrivateBank to avoid the “big bank” culture. Isn’t that what we’re creating?
This transaction is about giving permanency to our legacy and creating a platform that allows us to continue to execute our strategy and responsibly grow our business from a deeper, stronger foundation. While will become part of a larger bank, we are keeping our leadership team, and we expect to operate essentially the same, with local decision making authority.

Did Brexit impact the timing of this transaction?	No. We have been in discussions for several months and the transaction proceeded according to the parties’ schedule.

Important Additional Information and Where to Find It

In connection with the proposed transaction, CIBC will file with the SEC a Registration Statement on Form F-4 that will include a Proxy Statement of PrivateBancorp and a Prospectus of CIBC, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving CIBC and PrivateBancorp will be submitted to PrivateBancorp's stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  STOCKHOLDERS OF PRIVATEBANCORP ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about CIBC and PrivateBancorp, without charge, at the SEC's website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to CIBC, Commerce Court, Toronto, Ontario, Canada M5L 1A2, Attention: Investor Relations, 416 304-8726; or to PrivateBancorp, Investor Relations, 120 S. LaSalle St., Chicago, IL 60603, 312 564-2000

Participants in the Solicitation

CIBC, PrivateBancorp, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CIBC's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2015, which was filed with the SEC on December 3, 2015, and its management proxy circular and notice of annual and special meeting of shareholders for its 2016 annual and special meeting of shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 2, 2016. Information regarding PrivateBancorp's directors and executive officers is available in PrivateBancorp's proxy statement for its 2016 annual meeting filed on Schedule 14A, which was filed with SEC on April 8, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Forward Looking Statements

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation.  Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "forecast", "target", "objective" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could". By their nature, these statements require us to make assumptions, including the economic assumptions set out in the reports of PrivateBancorp and CIBC filed with the U.S. Securities and Exchange Commission (the "SEC"), and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision's global standards for capital and liquidity reform and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we and CIBC have operations; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the reports filed by PrivateBancorp and CIBC with the SEC. Any forward-looking statements contained in this communication represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this communication or in other communications except as required by law.